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                            September 7, 2022

       Ren Yong
       Chief Executive Officer
       Puyi Inc.
       61F, Pearl River Tower
       No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe
       Guangzhou, Guangdong, Province
       People's Republic of China

                                                        Re: Puyi Inc.
                                                            Amendment No. 5 to
                                                            Registration
Statement on Form F-3
                                                            Filed August 19,
2022
                                                            File No. 333-261063

       Dear Mr. Yong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2022 letter.

       Amendment No. 5 to Registration Statement on Form F-3

       About this Prospectus, page 2

   1. Refer to your response to comment 3. Please revise the definition of "PRC" or "China" to state that the same
legal and operational risks associated with operations in China also apply to operations in
Hong Kong.
 Ren Yong
FirstName
Puyi Inc. LastNameRen Yong
Comapany 7,
September NamePuyi
             2022    Inc.
September
Page 2    7, 2022 Page 2
FirstName LastName
       You may contact John Stickel at 202-551-3324 or Sonia Bednarowski at 202-551-3666 if
you have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance